Exhibit 99.1

Execution Version

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT, dated as of September 9, 2022 (this “Agreement”), is made by and among

A.	Dr. Gang Yu, a U.S. citizen and the co-founder and co-chairman of the Company (“Dr. Yu”),

B.	Mr. Junling Liu, an Australian citizen and the co-founder, co-chairman and chief executive officer of the Company (“Mr. Liu”, and together with Dr. Yu, the “Co-Founders”),

C.	Infinity Cosmo Limited, a company incorporated under the laws of the British Virgin Islands and controlled by Gang Yu Irrevocable Trust,

D.	Sunny Bay Global Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Liu, and

E.	Shanghai Guosheng Capital Management Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China (the “Initial Sponsor”).

Each of Dr. Yu, Mr. Liu and the Initial Sponsor is referred to herein as a “Lead Investor” and, collectively, as the “Lead Investors”. Each of the Lead Investors, Infinity Cosmo Limited, Sunny Bay Global Limited, and any Additional Members (as hereinafter defined) admitted to the Consortium (as hereinafter defined) after the date hereof pursuant to the terms of this Agreement is referred to herein as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to 111, Inc. (the “Company”), an exempted company incorporated under the laws of the Cayman Islands and listed on the NASDAQ Global Market (“NASDAQ”), pursuant to which the Company would be delisted from NASDAQ and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the laws of the Cayman Islands or such jurisdiction as may be mutually agreed by each of the Lead Investors, and, if appropriate, to cause Holdco to form a direct or indirect, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that the Merger Sub will be merged with and into the Company, with the Company being the surviving company (the “Surviving Company”);

WHEREAS, on or around the date hereof, the Lead Investors will submit a joint, preliminary and non-binding proposal in connection with the Transaction, the form of which is attached hereto as Schedule A (the “Proposal”), to the Company’s board of directors which is expected to form a special committee (the “Special Committee”) comprised of independent directors of the Company to represent the Company in the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation with the Special Committee in connection with the Transaction, which may include an acquisition agreement pursuant to which the Consortium will acquire all of the Class A ordinary shares of the Company (including Class A ordinary shares represented by ADSs) not owned by the Consortium or the Parties’ Affiliates, through a transaction structure to be mutually agreed in accordance with a definitive agreement and plan of merger or such other definitive agreement in a form and substance to be agreed by each of the Parties (such agreement or any other definitive agreement governing the Transaction, the “Definitive Agreements”).

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Participation in Transaction; Proposal; Holdco Ownership

1.1              Participation in Transaction.

(a)	Subject to the terms and conditions set forth in this Agreement, each of the Parties agrees to participate in the Transaction. The Co-Founders shall act in good faith to: (i) engage in discussions with the Special Committee regarding the Proposal; (ii) negotiate and finalize the terms of the Definitive Agreements; and (iii) take any action or refrain from taking any action in order for Holdco or Merger Sub to comply with their respective obligations, satisfying the closing conditions or exercise their respective rights under the Definitive Agreements; provided, that the Co-Founders and their respective authorized Representatives and Advisors shall at all relevant times (1) obtain the consents from the other Parties on any adjustment to the purchase price of the Transaction, (2) involve, copy or provide the other Parties, their authorized Representatives and Advisors a reasonable opportunity to participate in, as applicable, all material discussions, negotiations and other communications with the Special Committee or the Company (whether in person, by email or telephone or otherwise) relating to the Transaction, (3) consult with the other Parties on all material terms of all Transaction documentation, (4) circulate all drafts of the Transaction documentation shared by or with the Special Committee or the Company, and (5) keep the other Parties reasonably informed of the status of discussions and negotiations with the Special Committee or the Company.

(b)	In order to facilitate the foregoing and except as otherwise agreed, each Party hereby authorizes and delegates to the Co-Founders the primary responsibility for negotiating and finalizing the terms of the Definitive Agreements with the Company with respect to the Transaction; provided that if any Party fails to reach agreement with the Lead Investors with respect to any material term of the Transaction and such failure continues for more than five (5) Business Days after a notice delivered by the Lead Investors to resolve such disagreement, then such Party shall be deemed to have withdrawn from the Consortium unless otherwise agreed to by each of the Lead Investors. The Co-Founders shall also have the right (i) subject to Section 1.3(c), to adjust the number of Rollover Shares (as defined below) and/or the amount of Cash Contribution (as defined below) of any Party and update the Equity Contribution Schedule (as defined below), and (ii) to determine the number of Rollover Shares and the amount of Cash Contribution of an Additional Member pursuant to Section 1.4.

(c)	For the purposes of this Agreement, any action to be taken by the Co-Founders (other than those contemplated under Section 1.1(a)) shall, in each case, be taken only with the unanimous consent of both of the Co-Founders.

(d)	Each Party shall use its reasonable best efforts to execute a customary confidentiality agreement reasonably required by the Company in connection with gaining access to information with respect to the Company in connection with the Transaction.

1.2              Proposal. The Parties shall submit the Proposal to the board of directors of the Company as soon as possible after the signing of this Agreement.

1.3              Holdco Ownership and Arrangements.

(a)	Prior to the execution of the Definitive Agreements, the Co-Founders shall (i) incorporate Holdco, and, if appropriate, shall cause Holdco to incorporate Merger Sub, and any other intermediate holding companies, in each case, under the laws of such jurisdiction(s) as may be deemed necessary by the Co-Founders, and (ii) adopt the memorandum and articles of association of Holdco, Merger Sub and other intermediate holding companies (if any). The Parties further agree that the memorandum and articles of association of Holdco, or if appropriate, Merger Sub, shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b)	At the Closing, each Party agrees to contribute (or cause his, her or its Affiliates to contribute) to Holdco, in exchange for newly issued equity interests in Holdco, (i) such number of Company Shares held by such Party and/or his, her or its Affiliates and as determined by the Co-Founders from time to time (such Company Shares, the “Rollover Shares” and such number of Company Shares held by a Party, such Party’s “Rollover Contribution”) and (ii) such amount of cash as determined by the Lead Investors unanimously from time to time (such amount, such Party’s “Cash Contribution”). With respect to any Party, the sum of (A) the deemed value of such Party’s Rollover Shares (which shall be calculated based on the per share purchase price offered to the unaffiliated shareholders of the Company in the Transaction) and (B) the amount of such Party’s Cash Contribution (the aggregate amount of (A) and (B) of each party, the “Equity Contribution” of such Party). Each Party’s ownership percentage in Holdco as of immediately following the Closing and the amount of equity interests in Holdco to be issued to such Party in exchange for such Party’s Equity Contribution shall be calculated proportionally based on (x) the amount of such Party’s Equity Contribution, relative to (y) the aggregate amount of all Parties’ Equity Contributions. For the avoidance of doubt, each Party agrees that the obligation of such Party to contribute his, her or its Rollover Shares and Cash Contribution to Holdco under this Section 1.3(b) shall be subject to the satisfaction or waiver of the conditions to the obligations of Holdco and its subsidiaries to consummate the Transaction to be set forth in the Definitive Agreements.

(c)	Each Party hereby agrees that (i) the Co-Founders may prepare and maintain a schedule setting forth the number of Rollover Shares and the amount of Cash Contribution of each Party (the “Equity Contribution Schedule”); (ii) the number of Rollover Shares or the amount of Cash Contribution of any Party shall not, without prior consent of such Party, be increased to more than such Party’s Rollover Shares or Cash Contribution, as applicable, as set forth in Schedule B attached hereto; and (iii) the number of Rollover Shares and/or the amount of Cash Contribution of any Party may be adjusted from time to time by the Co-Founders (including upon the admission of any Additional Member pursuant to Section 1.4 or the withdrawal of any Party from the Consortium pursuant to Section 1.1(b)), and the Co-Founders shall have the right to update the Equity Contribution Schedule from time to time to reflect such adjustments.

(d)	Prior to the execution of the Definitive Agreements, the Parties shall negotiate in good faith to reach agreement on a term sheet for a shareholder agreement that will take effect immediately after the Closing, and would, among other things, govern the relationship of the shareholders in Holdco following the Closing, and contain provisions customary for transactions of this type, and such other terms and conditions as may be mutually agreed by all of the Lead Investors from time to time, which shall be executed by the Parties and/or their respective Affiliates on or immediately after the Closing (the “Shareholders Agreement”). If any Party fails to reach agreement with all of the Lead Investors with respect to the terms of such Shareholders Agreement term sheet, and such failure continues for more than five (5) Business Days after a notice delivered by the Lead Investors jointly to resolve such disagreement, then such Party shall be deemed to have withdrawn from the Consortium unless otherwise agreed to by all of the Lead Investors.

1.4              Admission of New Consortium Members

(a)	Admission of additional members to the Consortium (including by way of indirect participation through syndication of any Party) (such additional members, the “Additional Members”, each, an “Additional Member”) shall require: (i) the consents of both Co-Founders to admit a proposed new Consortium member who would make Rollover Contributions to the Consortium; or (ii) the consents of all of the Lead Investors to admit a proposed new Consortium member who would become an additional sponsor to the Consortium to provide additional equity capital for the consummation of the Transaction (including by way of indirect participation through syndication of any Party) (such additional sponsor, the “Additional Sponsor”, and together with the Initial Sponsor, the “Sponsors”). The Co-Founders shall have the right to determine the number of Rollover Shares to be contributed by an Additional Member admitted pursuant to this Section 1.4. The Lead Investors shall have the right to unanimously determine the amount of Cash Contribution of an Additional Sponsor or Additional Member admitted pursuant to this Section 1.4. The Co-Founders shall update the Equity Contribution Schedule to reflect such determination.

(b)	Each proposed new member of the Consortium shall, as a condition to its admission to the Consortium, demonstrate its ability to finance its commitment by way of letter of comfort or such other evidence satisfactory to the Co-Founders or the Lead Investors (as the case may be).

(c)	Any Additional Members admitted to the Consortium pursuant to Section 1.4 shall execute a deed of adherence to this Consortium Agreement in the form attached hereto as Schedule C (the “Deed of Adherence”) and upon its execution of the Deed of Adherence, such additional member shall become a Party and an Additional Member for the purpose of this Agreement.

(d)	Subject to Section 1.4(c), Additional Members shall have the same privileges as other Parties, other than the ones specifically granted to the Lead Investors and the Co-Founders (as the case may be). If any Party provides any other person with any indirect interest in the Transaction (such as by way of providing a person with interest in or through such Party), except as otherwise agreed, such indirect holder of any interest in or through a Party shall not be considered a Party or entitled to any rights and privileges of a Party under this Agreement.

(e)	Notwithstanding anything to the contrary herein, the Initial Sponsor shall at all times be afforded at least the same rights and privileges as those granted to any Additional Sponsor.

2.	Advisors; Approvals

2.1              Information Sharing. In connection with the Transaction, each Party shall (a) comply with any information delivery or other similar requirements entered into by Holdco, a Party or an Affiliate of a Party, reasonably related to the Transaction and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) comply with any confidentiality agreements reasonably required by the Company, (c) provide each other Party, Holdco or the Special Committee with all information reasonably required concerning such Party or any other matter relating to such Party, its funding capabilities and arrangements (if any), in connection with the Transaction and any other information a Party or the Special Committee may reasonably require in respect of any other Party and its Affiliates for inclusion in the definitive documentation, promptly and in no event later than 5 days after receiving such information request, (d) provide timely responses to requests by other Parties or the Special Committee for information, so as to meet timeframes and deadlines as proposed by the Special Committee; and (e) apply the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement. Except as required by law or regulations of any stock exchange or other regulatory body to which a Party is bound, the consent of each Party shall be required for any public statements about their intentions with respect to the Company, any issuance of which shall be further subject to Section 6.1. The Parties also acknowledge and agree that the Transaction may be considered a “going-private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and agree to provide all information necessary to satisfy the applicable disclosure requirements under Rule 13e-3. Unless each of the Lead Investors otherwise agrees, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal board meeting or investment committee materials or analyses or any information which it considers being commercially sensitive information or which is otherwise held subject to an obligation of confidentiality. The Parties agree and confirm that the Parties who are directors or employees of the Company or its subsidiaries shall not be obligated to provide any information in breach of any of their respective obligations or fiduciary duties to the Company.

2.2              Appointment of Advisors.

(a)	The Parties agree that the Co-Founders shall be responsible for engaging (including the scope and engagement terms), terminating or changing all joint Advisors to the Consortium in connection with the Transaction (such joint Advisors to the Consortium agreed in writing by the Co-Founders in accordance with this Section 2.2(a), the “Joint Advisors”), provided that the Co-Founders shall first consult with the other Lead Investors prior to any such engagement, termination or change and obtain their consent (which shall not be unreasonably withhold, conditioned or delayed). The Parties agree and acknowledge that O’Melveny & Myers has been selected by the Consortium as a Joint Advisor and the international legal counsel to the Consortium.

(b)	Except as otherwise provided in Section 2.2(a), if a Party requires separate representation in connection with specific issues arising out of the Transaction, such Party may retain other Advisors to advise it, provided that such Party shall (i) provide prior notice to other Parties of such retention and (ii) subject to Sections 3.1(a), 3.1(c) and 3.1(e), be solely responsible for the fees and expenses of such separate Advisors unless each of the Lead Investors agrees in writing that the fees and expenses incurred by such separate Advisor will be treated as Consortium Transaction Expenses (as defined below) and reimbursable pursuant to Section 3.

2.3              Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of all of the Lead Investors, desirable for the consummation of the Transaction.

3.	Transaction Costs

3.1              Expenses and Fee Sharing.

(a)	Upon consummation of the Transaction, the Company (or its successor in interests) shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be: (i) the reasonable out-of-pocket costs and expenses incurred by the Parties (other than fees and costs of any separate Advisors who were retained by a Party unless and only to the extent such appointment and expenses are agreed to in advance in writing by each of the Lead Investors to be treated as the transaction expenses of the Consortium), and (ii) fees, expenses and disbursements payable to any Joint Advisors as contemplated by Section 2.2(a) (such costs and expenses under this subsections (i) and (ii), the “Consortium Transaction Expenses”).

(b)	If the Transaction is not consummated (and Sections 3.1(c) and 3.1(e) does not apply), and subject to Section 5.7, each Party agrees to (i) pay its pro rata portion of the Consortium Transaction Expenses (if applicable, up to the date of termination of this Agreement pursuant to Section 5.1) determined based on its contemplated ownership percentage of the Company immediately following the Transaction as set forth in the then-effective Schedule B (such percentage, the “Contemplated Ownership Percentage”) (for the avoidance of doubt, Consortium Transaction Expenses in accordance with Section 3.1(a) above shall commence accruing from the earlier of (x) the date of the Agreement or (y) the date such Joint Advisors were engaged by the Lead Investors pursuant to Section 2.2(a)) and (ii) bear its own costs and expenses incurred in connection with the Transaction including fees, expenses and disbursements payable to any separate Advisor engaged by such Party as contemplated by Section 2.2(b);

(c)	If the Transaction is not consummated due to the unilateral breach of this Agreement (or any other relevant agreement in connection with the Transaction) by one or more Parties, then each breaching Party shall reimburse any non-breaching Party for all of its out-of-pocket costs and expenses incurred in connection with the Transaction, including (i) the Consortium Transaction Expenses; and (ii) any fees, expenses and disbursements payable to separate Advisors retained by such non-breaching Party pursuant to Section 2.2(b), in each case without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d)	If a Party ceases to be a Party (including by way of breach of this Agreement) prior to the consummation of the Transaction, then such Party shall be responsible for, and shall pay, its pro rata portion of the Consortium Transaction Expenses incurred or accrued as of the date of its ceasing to be a Party, which shall be determined based upon such Party’s Contemplated Ownership Percentage as set forth in the then-effective Schedule B. For the avoidance of doubt, such Party shall not be responsible for any Consortium Transaction Expenses incurred or accrued after such time as such Party ceases to be a Party other than under the circumstances described in Section 3.1(c).

(e)	Notwithstanding the foregoing, with respect to the Lead Investors, if any Lead Investor decides to withdraw from the Consortium or decides otherwise not to participate in the Transaction and has obtained the consents of all of the non-withdrawing Lead Investors for such withdrawal, the withdrawing Lead Investor shall reimburse any non-withdrawing Lead Investors for all of its out-of-pocket costs and expenses incurred in connection with this Transaction, including (i) the Consortium Transaction Expenses; and (ii) any fees, expenses and disbursements payable to separate Advisors (if any) retained by such non-withdrawing Lead Investors pursuant to Section 2.2(b), in each case that are allocated to the non-withdrawing Lead Investors, without prejudice to any rights and remedies otherwise available to such non-breaching Party. For the avoidance of doubt, if the withdrawing Lead Investor decides to withdraw from the Consortium before it obtains the consents of all of non-withdrawing Lead Investors, such withdrawal shall be considered as an unilateral breach of this Agreement and shall be responsible for fees and expenses as provided in Section 3.1(c).

(f)	Each of the Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Holdco or, if applicable, Merger Sub by the Company pursuant to the Definitive Agreements, to be allocated pro rata among the Parties in proportion to their respective Contemplated Ownership Percentages as set forth in the then-effective Schedule B, net of the Consortium Transaction Expenses.

4.	Exclusivity.

4.1              During the period beginning on the date hereof and ending on the earlier of (i) the date which is four (4) months after the date of this Agreement, which may be extended by all of the non-breaching Lead Investors in writing, and (ii) the termination of this Agreement pursuant to Section 5.4 (the “Exclusivity Period”), each Party agrees that it shall (and shall cause its Affiliates to):

(a)	work exclusively with the Lead Investors to implement the Transaction, including to (i) evaluate the Company and its business, (ii) prepare, negotiate and finalize the definitive Transaction documentation; and (iii) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise), including any adjournment, recess or postponement thereof, all of its Company Shares (x) against any Alternative Transaction or matter that would facilitate an Alternative Transaction and (y) in favor of the Transaction;

(b)	not, and shall not permit its Affiliates, or any of its or its Affiliates’ Representatives authorized to act on it or its Affiliate’s behalf, directly or indirectly, to (i) propose an Alternative Transaction, or seek, solicit, initiate, induce, facilitate or encourage (including by way of furnishing any non-public information concerning the Company) inquiries or proposals concerning, or participate in any discussions, negotiations, communications or other activities with any person (other than the other Parties) concerning, or enter into or agree to an Alternative Transaction; (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue an Alternative Transaction; (iii) finance or offer to finance any Alternative Transaction, including by offering any equity or debt finance, or contribution of Company Shares or other securities in the Company or provision of a voting or tender agreement, in support of any Alternative Transaction; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything which is inconsistent with the provisions of this Agreement or the Transaction as contemplated by this Agreement; (v) except as expressly contemplated under the Definitive Agreements or other definitive Transaction documentation, (A) acquire any Company Shares or other securities in the Company, or any right, title or interest thereto or therein (other than acquiring any Company Shares upon settlement of any Company RSU), or (B) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, including, without limitation, by way of tender or exchange offer, an interest in any Company Shares or other securities in the Company (“Transfer”); (vi) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any Company Shares or other securities in the Company, or any right, title or interest thereto or therein; (vii) deposit any Company Shares or other securities in the Company into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Company Shares or other securities in the Company; or (viii) seek, solicit, initiate, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.1(b)(i) to Section 4.1(b)(vii);

(c)	immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications (whether conducted by it or any of its Representatives) with all persons conducted heretofore with respect to an Alternative Transaction; and

(d)	notify the other Parties promptly if it or any of its Representatives receives any approach or communication with respect to any Alternative Transaction and shall promptly disclose to the other Parties the identity of any other persons involved and the nature and content of the approach or communication, and promptly provide the other Parties with copies of any such written communication.

Notwithstanding the foregoing provisions of Section 4.1, nothing in this Agreement shall be deemed to restrict the Co-Founders or their respective Affiliates or their respective Representatives from engaging or participating in any discussions or negotiations with (a) senior management of the Company (only in their personal capacities) regarding their participation or involvement in the Transaction during the pendency of the consummation of the Transaction or (b) any other Person who has indicated an interest in joining the Consortium as an Additional Member for the purposes of determining the suitability of such Person, and potential terms under which such Person or its Affiliates may be admitted, as an Additional Member pursuant to Section 1.4(a).

5.	Termination

5.1              Failure to Agree. Prior to the execution of the Definitive Agreements,

(a)	Upon a Party’s deemed withdrawal pursuant to Section 1.1(b) or Section 1.3(d), this Agreement shall terminate with respect to such Party, following which the provisions of Section 5.7(a) and will apply.

(b)	With respect to any Party who ceases its participation in the Transaction by voluntarily withdrawing from the Consortium with the consent of all of Lead Investors (or in the case of any Lead Investor, the consent of all of the non-withdrawing Lead Investors), this Agreement shall terminate with respect to such Party, following which the provisions of Section 5.7(a) will apply; provided, that any member of the Consortium may cease its participation in the Transaction by withdrawing from the Consortium without consent from the Lead Investors (or in the case of any Lead Investor, the consent of all of the non-withdrawing Lead Investors), if (i) its due diligence investigation identifies that the Company has made in its public disclosures filed with the U.S. Securities and Exchange Commission any fraudulent or untrue statement of a material fact or any omission of a material fact necessary in order to make its statements made, in the light of the circumstances under which they were made, not misleading, in each case with respect to the Company and its business or (ii) such member is required to accept any onerous condition or mitigation measure imposed upon such member or any of its affiliates in connection with obtaining any applicable governmental, statutory or regulatory approvals or clearances in connection with the consummation of the Transaction that would materially and adversely affect such member’s interest in the Transaction.

5.2              Upon Expiration of Exclusivity Period. If Holdco, Merger Sub (if appropriate) and the Company have not entered into the Definitive Agreements prior to expiration (including any extensions thereof) of the Exclusivity Period with respect to the Transaction and the members of the Consortium are unable to agree, after good faith endeavors, either (x) as among the members of the Consortium on the material terms of the Transaction, or (y) with the Special Committee on the material terms of the Transaction, any Party may upon expiration of such period cease its participation in the Transaction by providing a written notice to the Lead Investors and this Agreement shall terminate with respect to such Party, following which the provisions of Section 5.7(b) will apply.

5.3              Upon Breach of Contract. If any member of the Consortium has breached any representation or warranty, or any other material covenant or agreement of such member contained in this Agreement, which breach cannot be cured or, if it is capable of being cured, is not cured within ten (10) days after such member is notified by any non-breaching Lead Investor in writing of the same, this Agreement shall terminate with respect to such Party, following which the provisions of Section 5.7(a) will apply.

5.4              Cessation of Business. This Agreement shall terminate with respect to all Parties if 1 Pharmacy Technology (Shanghai) Co., Ltd., a subsidiary controlled by the Company, is ordered by a competent government authority to cease its operation of principal business due to change of the applicable laws or regulations with respect to its principal business.

5.5              Other Termination Events. This Agreement shall terminate with respect to all Parties upon a written agreement among all of the Parties to terminate this Agreement, following which the provisions of Section 5.7(b) will apply.

5.6              After Execution of Definitive Agreements. After the execution of the Definitive Agreements, this Agreement shall terminate without any further action on the part of any Party, upon the earlier of (a) the date the Transaction is consummated and (b) the date that the Definitive Agreements is validly terminated in accordance with its terms.

5.7              Effect of Termination.

(a)	Upon termination of this Agreement with respect to a Party pursuant to Section 5.1 (Failure to Agree) or Section 5.3 (Upon Breach of Contract), Section 3 (Transaction Costs), Section 4 (Exclusivity), Section 5 (Termination), Section 6.2 (Confidentiality), Section 7 (Notices) and Section 9 (Miscellaneous) shall continue to bind such Party, provided that, if there was a breach of this Agreement by such Party prior to the termination, Sections 3.1(c), 3.1(d) and 3.1(e), as applicable, shall apply.

(b)	Upon termination of this Agreement pursuant to Section 5.2 (Upon Expiration of Exclusivity Period), Section 5.4 (Cessation of Business), Section 5.5 (Other Termination Events) or Section 5.6 (After Execution of Definitive Agreements), Section 3 (Transaction Costs), Section 5 (Termination), Section 6.2 (Confidentiality), Section 7 (Notices) and Section 9 (Miscellaneous) shall continue to bind all of the Parties, provided that, if there was a breach of this Agreement by such Party prior to the termination, Sections 3.1(c), 3.1(d) and 3.1(e), as applicable, shall apply.

(c)	Other than as set forth in Section 5.7(a) and Section 5.7(b), the Parties shall not otherwise be liable to each other in relation to this Agreement after termination. Any Joint Advisor or separate Advisor appointed by any Party in accordance with the terms of this Agreement may continue to advise any of the Parties.

6.	Announcements and Confidentiality

6.1              Announcements. No public announcement or statement regarding the existence, subject matter or contents of this Agreement shall be issued by any Party or their Affiliates or Representatives either to the Company (including the Company’s board of directors ) or to the public without the prior written consent of each of the Lead Investors, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by laws, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the Lead Investors and the Lead Investors have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any public announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by all of the Parties.

6.2              Confidentiality.

(a)	Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)	Subject to Section 6.2(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information (other than any electronic data stored on the back-up storage of the Recipient’s hardware) at the option of the Recipient.

(c)	Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 6.2(a) if the Confidential Information is required to be retained by the Party for regulatory purposes or in connection with a bona fide document retention policy.

(d)	Each Party acknowledges that, in relation to any Confidential Information received from a Discloser, the obligations contained in this Section 6.2 shall continue to apply for a period of twenty-four (24) months following the date of termination of this Agreement pursuant to Section 5.1, Section 5.2, Section 5.3, Section 5.4, Section 5.5, or Section 5.6, as applicable, unless otherwise agreed in writing.

6.3              Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including potential sources of capital), but only on a confidential basis and the Party should sign a confidentiality agreement, as applicable, which contains similar content to Section 6.3, with the Recipient; (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or another regulatory body or international stock exchange having jurisdiction over a Party or its Affiliates or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent legally permissible and reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

7.	Notices.

7.1              Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by facsimile, overnight courier or e-mail to the contact details set forth on the signature pages and shall be copied to the additional contact as set forth thereon as well or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; upon confirmation or proof of successful transmission if sent by facsimile or e-mail or on the next day after deposit with an overnight courier, if sent by an overnight courier, except if the time of deemed delivery under this Section 7, (regardless of the form of service) is after 4:30 p.m. at the place of receipt or is not on a Business Day, then the notice will not be deemed received at that time but rather will be deemed received at 9 a.m. on the next following Business Day in the place of delivery.

8.	Representations and Warranties

8.1              Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof (subject to general principles of equity); (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2              Company Shares. As of the date of this Agreement, (i) each Party (A) Owns the number of outstanding Company Shares set forth under the heading “Company Shares” next to its names on Schedule B hereto, and (B) Owns the other Securities set forth under the heading “Other Securities” next to their names on Schedule B hereto, in each case free and clear of any encumbrances or restrictions; (ii) such Party has the sole right to Control the voting and disposition of the Company Shares (if any) and any other Securities (if any) Owned by such Party; and (iii) such Party does not Own, directly or indirectly, any Company Shares or other Securities other than as set forth on Schedule B hereto. Each Party agrees that, except as may be agreed by each of the Co-Founders, it shall not acquire Ownership of any Company Shares prior to the termination of this Agreement pursuant to Section 5.

8.3              Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.1 and Section 8.2 and have been induced by them to enter into this Agreement.

9.	Miscellaneous

9.1              No Recourse against Co-Founders. Each of the Parties hereby agrees and acknowledges that such Party shall have no right of recovery or claim against any Co-Founders, any of its Affiliates or any Representative of the foregoing (the “Relevant Parties”) under, by reason of or in connection with, and no liability shall attach to any Relevant Party under, by reason of or in connection with, this Agreement or the Transaction contemplated hereby (including the exercise of any right, option or discretion of one or more Co-Founders hereunder, or any direct or indirect consequence of such exercise of right, option or discretion), whether by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, in each case other than any right of recovery, claim or liability arising out of any breach by any Co-Founders of any of its express obligations under this Agreement.

9.2              Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.3              Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.4              Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.5              Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.6              Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of any Party shall not be assigned without the prior consent of each of the Lead Investors. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of each of the Parties. Nothing in this Agreement shall be construed as giving any person, other than each of the Parties and its heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.7              No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

9.8              Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

9.9              Governing Law. This Agreement shall be governed by, and construed in accordance with, the substantive laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than Hong Kong.

9.10          Dispute Resolution. Any disputes, actions and proceedings against any Party arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force (the “Rules”) when the notice of arbitration is submitted and as may be amended by this Section 9.10. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal (the “Tribunal”) shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the Tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the chairman of HKIAC. The award of the Tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

9.11          Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

9.12          Limitation on Liability. Except as otherwise expressly provided for in this Agreement, the obligation of each Party under this Agreement is several (and not joint or joint and several).

10.	Definitions and Interpretations

10.1          Definitions. In this Agreement, unless the context requires otherwise:

“Additional Member” or “Additional Members” shall have the meaning ascribed to such term in Section 1.4(a) hereof.

“Additional Sponsor” shall have the meaning ascribed to such term in Section 1.4(a) hereof.

“ADSs” means the Company’s American Depository Shares, each representing 2 (two) Class A ordinary shares of the Company.

“Advisors” means any legal, financial, tax, forensic accounting or other advisors or consultants of the Consortium, Holdco, Merger Sub or a Party, in each case appointed in connection with the Transaction.

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 under the Exchange Act; including, for the avoidance of doubt, any affiliated investment funds of such Party or any investment vehicles of such Party or such funds; provided, however, that with respect only to Parties that are a private equity, sovereign or other funds in the business of making investments in portfolio companies managed independently, no portfolio company of any such Party (including portfolio company of any affiliated investment fund or investment vehicle of such Party) shall be deemed to be an Affiliate of such Party.

“Agreement” shall have the meaning ascribed to such term in the preamble hereof.

“Alternative Transaction” means any inquiry, proposal or offer from any person (other than the Consortium) relating to (i) any direct or indirect acquisition or purchase of any capital stock or other equity interest in, or any of the businesses of, the Company or its subsidiaries or variable interest entities, or a restructuring, recapitalization, merger, consolidation or other business combination transaction involving the Company or its subsidiaries or variable interest entities, (ii) a transfer, sale or lease of any of the assets of the Company or any of its subsidiaries or variable interest entities, or (iii) any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Arbitrator” shall have the meaning ascribed to such term in Section 9.10 hereof.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in Beijing, Hong Kong, New York City, Cayman Islands and British Virgins Islands for the transaction of normal banking business.

“Cash Contribution” shall have the meaning ascribed to such term in Section 1.3(b) hereof.

“Closing” shall have the meaning ascribed to such term in the recitals hereof.

“Co-Founders” shall have the meaning ascribed to such term in the preamble hereof.

“Company” shall have the meaning ascribed to such term in the recitals hereof.

“Company RSU” means each outstanding restricted stock unit issued by the Company pursuant to any stock incentive plan that subject to certain restrictions entitles the holder thereof to receive one Class A ordinary share upon the vesting of such restricted stock unit.

“Company Shares” means the issued and outstanding Class A ordinary shares, par value US$0.00005 per share, of the Company, including the Class A ordinary shares represented by the ADSs, and the Class B ordinary shares, par value US$0.00005 per share, of the Company.

“Confidential Information” includes (i) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already or becomes known to such first Party on a non-confidential basis from a source not known by such first Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives, and (ii) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including the Definitive Agreements, and the Transaction.

“Consortium” means the consortium formed by the Parties and any Additional Members to undertake the Transaction.

“Consortium Transaction Expenses” shall have the meaning ascribed to such term in Section 3.1(a) hereof.

“Contemplated Ownership Percentage” shall have the meaning ascribed to such terms in Section 3.1(b) hereof.

“Control” shall have the meaning ascribed to such terms in Rule 12b-2 under the Exchange Act.

“Deed of Adherence” shall have the meaning ascribed to such term in Section 1.4(c) hereof.

“Definitive Agreements” shall have the meaning ascribed to such term in the recitals hereof.

“Discloser” shall have the meaning ascribed to such term in Section 6.2(a) hereof.

“Dr. Yu” shall have the meaning ascribed to such term in the preamble hereof.

“Exchange Act” shall have the meaning ascribed to such term in the recitals hereof.

“Exclusivity Period” shall have the meaning ascribed to such term in Section 4.1 hereof.

“Equity Contribution” shall have the meaning ascribed to such term in Section 1.3(b) hereof.

“Equity Contribution Schedule” shall have the meaning ascribed to such term in Section 1.3(c) hereof.

“HKIAC” shall have the meaning ascribed to such term in Section 9.10 hereof.

“Holdco” shall have the meaning ascribed to such term in the recitals hereof.

“Hong Kong” shall have the meaning ascribed to such term in Section 9.9 hereof.

“Initial Sponsor” shall have the meaning ascribed to such term in the preamble hereof.

“Joint Advisors” shall have the meaning ascribed to such term in Section 2.2(a) hereof.

“Lead Investor” or “Lead Investors” shall have the meaning ascribed to such term in the preamble hereof.

“Merger Sub” shall have the meaning ascribed to such term in the recitals hereof.

“Mr. Liu” shall have the meaning ascribed to such term in the preamble hereof.

“NASDAQ” shall have the meaning ascribed to such term in the recitals hereof.

“Own” or “Ownership” means, with respect to a person and security, the person (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

“Party” or “Parties” shall have the meaning ascribed to such term in the preamble hereof.

“Person” means an individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, trust or other entity or organization, in each case whether or not having a separate legal personality.

“Proposal” shall have the meaning ascribed to such term in the recitals hereof.

“Recipient” shall have the meaning ascribed to such term in Section 6.2(a) hereof.

“Relevant Parties” shall have the meaning ascribed to such term in Section 9.1 hereof.

“Representatives” of a Party means that Party’s officers, directors, employees, accountants, counsel, financial advisors, consultants, other advisors, commercial bankers, lending institutions, general partners, limited partners, and other potential debt and equity financing sources. The Representatives shall include the Advisors.

“Rollover Contribution” shall have the meaning ascribed to such term in Section 1.3(b) hereof.

“Rollover Shares” shall have the meaning ascribed to such term in Section 1.3(b) hereof.

“Rule 13e-3” shall have the meaning ascribed to such term in Section 2.1 hereof.

“Rules” shall have the meaning ascribed to such term in Section 9.10 hereof.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares of the Company including Company Shares and the ADSs.

“Shareholders Agreement” shall have the meaning ascribed to such term in Section 1.3(d) hereof.

“Special Committee” shall have the meaning ascribed to such term in the recitals hereof.

“Sponsors” shall have the meaning ascribed to such term in Section 1.4(a) hereof.

“Surviving Company” shall have the meaning ascribed to such term in the recitals hereof.

“Transaction” shall have the meaning ascribed to such term in the recitals hereof.

“Transfer” shall have the meaning ascribed to such term in Section 4.1(b) hereof.

“Tribunal” shall have the meaning ascribed to such term in Section 9.10 hereof.

10.2          Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Signatures begin on next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

Dr. Gang Yu

By:	/s/ Gang Yu

Notice details:
Address: 4th Floor, No. 295 Zuchongzhi Road, Shanghai, PRC
Attention: Dr. Gang Yu
E-mail: gang@111.com.cn

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

Infinity Cosmo Limited

By:	/s/ Shek Yuet Min Jacqueline
Name: Redpa Limited (represented by Shek Yuet Min Jacqueline)
Title: Director
Authorized signatory for and on behalf of
Infinity Cosmo Limited

Notice details:
Address: Suite 5508, 55/F, Central Plaza,
18 Harbour Road, Wanchai, Hong Kong
Attention: Ms Jacqueline Shek
Email: jacqueline.shek@zedra.com

 [Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

Mr. Junling Liu

By:	/s/ Junling Liu

Sunny Bay Global Limited

By:	/s/ Junling Liu
Name: Junling Liu
Title: Director

Notice details:
Address: 4th Floor, No. 295 Zuchongzhi Road, Shanghai, PRC
Attention: Mr. Junling Liu
E-mail: junling@111.com.cn

 [Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as a deed as of the date first written above.

Shanghai Guosheng Capital Management Co., Ltd.

By:	/s/ Daohong Zhou
(Company Seal)

Name: Daohong Zhou
Title: General Manager

Notice details:
Address: Building 8, No. 1320 Yuyuan Road, Changning District, Shanghai, PRC
Attention: Mr. Weigang Li
E-mail: liwg@shgscapital.com

 [Signature Page to Consortium Agreement]